Exhibit 2.37

DEMAND DEBENTURE

JOINDER AGREEMENT

Taylor Gas Liquids, LLC

3819 Towne Crossing Blvd. #100

Mesquite, TX  75150

June 14, 2010

BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, ON  M5H 1B6

Ladies and Gentlemen:

Reference is made to the Demand Debenture-Co-Issuer, Parent and Subsidiary Guarantors (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Demand Debenture”; capitalized terms used not otherwise defined herein shall have the meanings assigned to such terms in the Demand Debenture), dated as of May 27, 2009 made by Gibson Energy Holding ULC, GEP Midstream Finance Corp., Canwest Propane ULC, Moose Jaw Refinery ULC, MP Energy ULC, GEP ULC, Gibson GCC Inc., Moose Jaw Refinery Partnership, Canwest Propane Partnership, Gibson Energy Partnership, MP Energy Partnership, Chief Hauling Contractors ULC, Link Petroleum Services Ltd., Link Petroleum, Inc., Gibson Energy (U.S.) Inc., Battle River Terminal GP Inc., Battle River Terminal LP, Bridge Creek Trucking Ltd., Johnstone Tank Trucking Ltd., Aarcam Propane & Construction Heat Ltd., and Gibson (U.S.) Acquisitionco Corp. (each an “Obligor” and together the “Obligors”) in favour of BNY Trust Company of Canada, as collateral agent (in such capacity and together with any successors and permitted assigns in such capacity, the “Collateral Agent”).

This Joinder Agreement supplements the Demand Debenture and is delivered by the undersigned, Taylor Gas Liquids, LLC (the “New Obligor”), pursuant to Section 5.18 of the Demand Debenture.  The New Obligor hereby agrees to be bound as an Obligor party to the Demand Debenture by all of the terms, covenants and conditions set forth in the Demand Debenture to the same extent that it would have been bound if it had been a signatory Obligor to the Demand Debenture on the date of the Demand Debenture.  Without limiting the generality of the foregoing, the New Obligor grants to the Collateral Agent, for the benefit of the Secured Creditors, a security interest in, and assigns, mortgages, charges, hypothecates and pledges to the Collateral Agent, for the benefit of the Secured Creditors, substantially all of the property of such New Obligor of the type and description set forth in Section 3.1 of the Demand Debenture whether now owned or hereafter acquired.  The New Obligor also expressly assumes all obligations and liabilities of an Obligor thereunder.  The New Obligor hereby makes each of the representations and warranties and agrees to each of the covenants applicable to the Obligors contained in the Demand Debenture.

This Joinder Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts together shall constitute one and the same agreement.

This Joinder Agreement will be governed by, interpreted and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the New Obligor has caused this Joinder Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

TAYLOR GAS LIQUIDS, LLC

By:	/s/ Gregory Fisher
Name: Gregory Fisher Title: CFO & Secretary

Accepted and Agreed:

BNY TRUST COMPANY OF CANADA, AS COLLATERAL AGENT

By:	/s/ Farhan Mir
Name: Farhan Mir Title: Authorized Signatory

By:
Name: Title: